PO Box 869077 Plano, TX 75086-9077 5301 Legacy Drive Plano, TX 75024-3109 Phone 972.673.7000

April 26, 2017

VIA CORRESPONDENCE FILING
Mr. Craig Arakawa
Branch Chief
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Dr Pepper Snapple Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 14, 2017
Form 8-K filed on February 14, 2017
File No. 001-33829

Dear Mr. Arakawa:

This letter sets forth the responses of Dr Pepper Snapple Group, Inc. (the "Company") to the comment provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated April 18, 2017 (the "Comment Letter"). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter and set forth is our response below each comment.
References in the "Response:" sections below to "we", "our", or "us" refer to Dr Pepper Snapple Group, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

www.drpeppersnapple.com

Form 8-K filed on February 14, 2017

1.
We note that you present full non-GAAP income statements for purposes of reconciling non-GAAP core earnings and non-GAAP currency neutral core earnings to your most directly comparable GAAP measures. Your presentation of full non-GAAP income statements does not appear to be consistent with Item 10(e) of Regulation S-K and guidance in Question 102.10 of the Compliance and Disclosures Interpretations on Non-GAAP Financial Measures, available on the SEC website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please revise your disclosure or tell us why you believe this guidance does not apply to you.

Response: In response to the Staff's comment we will revise the Reconciliation of Net Income to Core Earnings section of our earnings release filed as Exhibit 99.1 (the "Exhibit") to Form 8-K in future filings to exclude Net sales and other line items not impacted by non-GAAP adjustments from the Exhibit. We will also eliminate certain of the subtotals and change the formatting of the schedule to make it evident that the Exhibit is not an income statement. We have made these changes to the Regulation G non-GAAP reconciliation for the three months ended March 31, 2017 (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K), which was filed on April 26, 2017.

* * * * * * *

If you have any questions or comments regarding this letter, please contact Martin Ellen at 972-673-4685 or Wayne Lewis at 972-673-7376.

DR PEPPER SNAPPLE GROUP, INC.

/s/ Martin M. Ellen
Martin M. Ellen
Executive Vice President and Chief Financial Officer of Dr Pepper Snapple Group, Inc.

cc:	Ms. Joanna Lam